Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, May 15, 2014

Re:	Koninklijke Philips N.V. – Form 20-F for the Fiscal Year Ended December 31, 2013 – Filed February 25, 2014

(File No. 001-05146-01)

Dear Mr. James,

Thank you for your letter dated May 1, 2014 setting forth comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”) of Koninklijke Philips N.V. (“Philips” or the “Company”).

To facilitate your consideration of Philips’ response, we have included below the comments and have provided Philips’ response immediately following.

Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our response to the Staff’s comments, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to those comments and not because we believe our prior filings are deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient or inaccurate.

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Form 20-F for the Fiscal Year Ended December 31, 2013

11. Group Financial Statements

Note 1—Significant accounting policies

Accounting for capital transactions of a consolidated subsidiary or an associate, page 164

1	We see the disclosures herein of your accounting policy for dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an associate. Please tell us the specific authoritative International Financial Reporting Standard you considered when determining the accounting for the referenced dilution transactions.

Response:

Philips considers IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates, when determining the accounting treatment for dilution transactions referred to in the accounting policy.

(a)	Where, following the dilution, an entity remains a subsidiary, the group continues to recognize the full amount of its assets and liabilities, but recognizes a non-controlling interest in those assets and liabilities pursuant to IFRS 10.23.

(b)	Where, following the dilution, control was lost but significant influence is retained, the remaining interest is accounted for in accordance with IAS 28 pursuant to IFRS 10.25.

(c)	Where, following the dilution, significant influence was not retained the investment is accounted for in accordance with IAS 39, Financial Instruments, pursuant to IAS 28.22b.

(d)	Where, following the dilution, the investment continues to be an associate because significant influence was retained, the group reclassifies, to the Statement of income, a proportionate amount of the gain or loss previously recognized in Other comprehensive income pursuant to IAS 28.25.

During the periods presented there were no referenced dilution transactions relating to consolidated subsidiaries, while for associates the accounting referred to in (c) above applied to two transactions in 2013. As disclosed on page 179, dilution gains of EUR 16 million related to these two transactions were recognized under Results related to investments in associates.

In response to this comment and due to the lack of significant transactions in recent years, and assuming that there are no such transactions in the relevant years in the future, we will not include the disclosure of this policy in future filings.

11. Group Financial Statements

Note 21 – Provisions, page 192

Other Provisions, page 193

2	With respect to your disclosure related to provisions for litigation, we note you did not provide all of the disclosures under IAS 37, as permitted by paragraph 92 of IAS 37, because you state that it can be expected to seriously prejudice the outcome of the disputes. Please tell us why you did not disclose, as required by paragraph 92 of IAS 37, the general nature of the dispute(s) for which the information has not been disclosed. Also tell us general nature of the dispute(s) for which you have not included the disclosures required by paragraphs 84-89 of IAS 37 and revise future filings to include all disclosures required by IAS 37.

Response:

IAS 37 paragraph 92 permits a company not to disclose the information required by paragraphs 84-89 if the disclosure of the information is expected to prejudice seriously the position of the company in a dispute with other parties on the subject matter of the provision. In such cases, paragraph 92 requires the company to disclose the general nature of the dispute.

Philips disclosed that the general nature of the relevant disputes is litigation. In our view, any additional disclosure or description with respect to this specific matter would undercut the purpose of the intended exemption allowed by IAS 37 paragraph 92 as we believe such disclosure would seriously prejudice the Company’s position. The Company is aware that the exemption of IAS 37 paragraph 92 can only be used in ‘extremely rare cases’ and we will continue to carefully evaluate its applicability to our financial statements.

11. Group Financial Statements

Note 26 – Contingent assets and liabilities, page 195

Smart card chips, page 196

3	With respect to the smart card matter, we note that you only discuss possible material adverse effects on your consolidated financial position. Please tell us whether you believe the matter will have a material adverse effect on either or both of your consolidated results of operations and cash flows.

Response:

For the Smart card chips case, we disclosed that, based on our current knowledge, the Company does not believe that this investigation will have a materially adverse effect on the Company’s consolidated financial position. Based on that knowledge the Company also does not believe that this investigation will have a materially adverse effect on the Company’s consolidated results of operations or its cash flows.

In future filings, to the extent that we still consider the Smart card chips case disclosable, we will revise the disclosure relating to the Smart card chips case as applicable to disclose this belief.

14. Reconciliation of non-GAAP information, page 251

4	On pages 253 and 254 you only reconcile non-GAAP information for 2011, 2012 and 2013. As we note that you present non-GAAP information on page 257 for 2009 through 2013, please revise future filings to reconcile your non-GAAP information for each period it is presented, or explain to us why the reconciliations are not required. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We respectfully direct the Staff’s attention to page 9 of our 2013 Form 20-F which provides the information that is deemed to be filed with the Securities and Exchange Commission (Form 20-F cross reference table) and not furnished.

The non-GAAP information on page 257 (included in 16.1 Key financials and dividend policy – key financials) is not referenced in the Form 20-F cross reference table and therefore not part of the 2013 Form 20-F – it is furnished to the Securities and Exchange Commission for information only.

Therefore, we do not believe the provisions of Item 10(e)(1)(i)(B) of Regulation S-K would apply to the non-GAAP information for the years 2009 and 2010 on page 257, and therefore we did not include these reconciliations.

If the Staff believes it would be preferable not to include this as furnished information we will limit, in future filings, the presentation of the non-GAAP information, currently furnished on page 257, to only the most recent three years with related reconciliations.

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Please direct any questions or comments regarding this letter to me or Mrs Shalene Koster, Head of Technical Accounting and Oversight, at + 31 20 59 77 142. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comments of the staff.

Very truly yours,

/s/ Ron Wirahadiraksa

Ron Wirahadiraksa

Executive Vice President and Chief Financial Officer

Copyholders SEC Comment Letter Mr. Ron Wirahadiraksa to Mr. Martin F. James – May 15, 2014

Jay Webb

Kate Tillan

(Securities and Exchange Commission)

Emmanuel Delay

Christoph Wolfsgruber

Shalene Koster

Marnix van Ginneken

Hessel Hilarides

(Koninklijke Philips N.V.)

John O’Connor

(Sullivan & Cromwell LLP)

Han van Delden

(KPMG Accountants N.V.)